Mail Stop 6010

October 4, 2006

Thierry Turbant
Chief Financial Officer
EDAP TMS S.A.
Parc d'Activites la Poudrette-Lamartine
4/6, rue du Dauphine
69120 Vaulx-en-Velin, France

      Re: EDAP TMS S.A.
             Form 20-F for the Fiscal Year Ended December 31, 2005
             Filed June 6, 2006
             File No. 000-29374

Dear Mr. Turbant:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant